EXHIBIT 99.1

SKF Nine-month report 2005

GOTEBORG, Sweden, Oct. 18, 2005 (PRIMEZONE) -- SKF Nine-month report 2005

SKF reports an increase in sales, measured in local currencies and excl. structural changes*, of 7.2% for the third quarter 2005, compared to last year. In the third quarter, profit before taxes increased by 27% and the operating margin was 12,1%.

-- The SKF Group reports a profit before taxes for the third quarter 2005 of MSEK 1 409 (1 110). The profit for the first nine months of 2005 was MSEK 3 852 (2 974).

-- Net profit for the third quarter amounted to MSEK 974 (729). Net profit for the first nine months was MSEK 2 658 (2 131).

-- Basic and diluted earnings per share for the third quarter were SEK 2.09 (1.43), and for the first nine months, SEK 5.69 (4.23).

-- Net sales for the third quarter amounted to MSEK 12 027 (11 184), and for the first nine months to MSEK 36 637 (33 290).

The operating profit for the third quarter 2005 was MSEK 1 454 (1 189). The operating profit for the first nine months was MSEK 4 025 (3 251). The operating margin for the third quarter amounted to 12.1% (10.6), and for the first nine months to 11.0% (9.8).

The increase of 7.5% in net sales for the quarter, in SEK, was attributable to: volume 5.1%, structure -2.9%, price/mix 2.1% and currency effect 3.2%. For the first nine months, the increase of 10.0%, in SEK, was attributable to: volume 7.0%, structure -0.2%, price/mix 2.9% and currency effect 0.3%.

Sales development Sales for the SKF Group in the third quarter, calculated in local currencies and compared to sales (excl. Ovako Steel) in the same quarter last year, were higher in Europe, significantly higher in North America and Asia and higher in Latin America.

The manufacturing level for the third quarter 2005 was unchanged compared to the second quarter, but higher than for the third quarter last year.

Outlook for the fourth quarter 2005 The market demand for SKF's products and services in the fourth quarter, compared to the previous quarter, is expected to remain on a high level in Europe, to be slightly higher in North America, significantly higher in Asia and to remain on a high level in Latin America. This is in addition to normal seasonality.

The manufacturing level will be unchanged during the fourth quarter, compared to the third quarter, while higher in absolute terms due to normal seasonality.

* Structural changes are defined as acquired and sold companies and businesses.

Aktiebolaget SKF SE-415 50 Goteborg, Sweden Tel. +46 31 337 10 00 Fax. +46 31 337 17 22 www.skf.com

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